SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of August, 2002


                                  FINDEXA II AS
       ------------------------------------------------------------------
                 (Translation or registrant's name into English)


                                  FINDEXA I AS
       ------------------------------------------------------------------
                 (Translation or registrant's name into English)



                      Drammensveien 144, 0213 Oslo, Norway
       ------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.


          Form 20-F   X    Form 40-F
                    -----             -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


         Yes            No   X
              -----        -----


         This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

Findexa announces financial results for the second quarter ended June 30, 2002


Sustained revenue growth and operational improvements drive further EBITDA growth


Highlights

o Pro forma consolidated operating revenue at NOK 1.033m for the first half year, up 9% from 2001, second quarter up 12% compared to prior year

o    Pro forma operating expenses down 3% from first half year of 2001

o Growth in pro forma EBITDA of 49% from first half year of 2001 to NOK 315m, second quarter up 161% compared to prior year

o Operational improvements driving reductions in customer credits and bad debt as compared to prior year


Findexa II AS today announced its unaudited operating and financial results for the second quarter ended June 30, 2002. The highlights of the results are as follows:

-------------------------------------------------------------------------------------------------

   Pro Forma Unaudited - Norwegian GAAP           April - June               January - June
   (NOK million)                               2002          2001          2002          2001

   -------------------------------------    ------------  ------------  ------------ -------------

   Operating revenue                            501,6         447,1       1 032,8         945,3
       % Growth                                12,2 %                       9,3 %
   Contribution margin                          439,6         380,4         918,6         835,9
       % of Operating revenue                  87,6 %        85,1 %        88,9 %        88,4 %
       % Growth                                15,6 %                       9,9 %
   EBITDA                                       106,8          40,9         315,2         211,6
       % of Operating revenue                  21,3 %         9,2 %        30,5 %        22,4 %
       % Growth                               161,0 %                      48,9 %

   Norway:
   Operating revenue                            379,7         331,4         875,7         810,5
       % Growth                                14,6 %                       8,0 %
   EBITDA                                       124,8          77,0         381,2         293,6
       % of Operating revenue                  32,9 %        23,2 %        43,5 %        36,2 %
       % Growth                                62,0 %                      29,9 %

-------------------------------------------------------------------------------------------------

The company continued in the second quarter to improve upon prior year both on revenue as well as operational expenses. The focus continues to be on bottom line growth, supported by productivity improvements and operational efficiencies.

The market has not shown any signs of improvement since first quarter. In general the advertising market has been declining or at best status quo in our core markets as compared to prior year. Deployment of best practices in sales management as well as brand and product development is our response to this challenge.

In spite of the challenging market situation revenue on key brands has improved over prior year. This is driven by improvements of customer retention rates, reduced customer credits, price increases as well as some volume growth.

Spending levels has been reduced from prior year, both in absolute and relative terms. Significant drivers are general overhead and bad debt charges.

Details on results and cash flow are discussed below.

Revenue

Pro forma consolidated operating revenue was up 9,3% to NOK 1.032,8m for the first half year. The second quarter showed a growth of 12,2% from same quarter prior year. Both Directories Norway and International Operations contributed positively to this.

Norway
------

Pro forma operating revenue was up 14,6% for the quarter and 8,0% to NOK 875,7m for the first half year.

Norwegian revenue was influenced by timing differences for directories distribution. In total NOK 15,7m of first half year net revenues in 2002 represents directories (Ditt Distrikt) that were published in second half of 2001. Revenue after adjustment is for the first half NOK 860,0m, up 6,1% from prior year. The revenue growth is driven by Yellow Pages (Gule Sider) and White / Pink Pages (Telefonkatalogen) and reduced customer credits, to some extent offset by reduction of additional volumes of directories sold to Telenor and others.

Adjusted for timing differences we had for the quarter a revenue increase of 10,8% compared to second quarter 2001. This is driven by strong development in core brands. Customer credits were at same level as Q2 2001 in absolute terms but decreased as a percentage of gross revenue from 4,6% to 4,0%.

International
-------------

Pro forma operating revenue was up 5,4% for the quarter and 16,7% to NOK 157,1 for the first half year.

Timing differences and portfolio changes: For International operations adjustments should be made for the acquisition of Annuaire Phone Edition Holding SA in France first half of 2001. This is partly offset by the closure of Spanish operations end of 2001 and timing differences (directories to be distributed second half of 2002 as compared to first half of 2001). In total the revenue impact of portfolio changes and timing differences is NOK 8m for International.

Adjusted for the above differences the International operations (excluding Spain) shows an organic growth of 13,3% for the quarter and 16,8% year to date. The growth is particularly strong in Finland and Russia.

Operating Expenses

Total pro forma operating expenses is down both for the quarter as well as year to date. Significant savings have been achieved on overhead as well as bad debt charges.

Norway shows an increase of NOK 4,1m for the quarter as compared to prior year. Adjusted for timing differences spending is in line with prior year. The increase in salaries and personnel costs is driven by salary increases and increased headcount with a corresponding reduction in consultants. The decrease in other operating expenses is mainly driven by reduced spending on consultants, reduced overhead spending as well as a significant reduction in bad debt charges (down NOK 9,4m or 53,1%). Year to date total operating expenses is down NOK 26,3m or 5,9%. This is driven by the same main factors as for the quarter.

International operations had a spending decrease for the quarter of NOK 10,8m or 9,1% as compared to prior year. Year to date spending is above prior year with NOK 5,4m or 3,0%. This increase is mainly driven by net impact of timing differences and portfolio changes.

EBITDA

Consolidated pro forma EBITDA was at NOK 106,8m for the quarter, which is NOK 65,9m or 161,1% above prior year. Year to date EBITDA was at NOK 315,2m, which is NOK 103,6m or 48,9% above prior year. Overall the trend from the first quarter continues with higher revenues combined with reduced costs as compared with prior year.

Norway had an increase in EBITDA of NOK 87,6m or 29,8% for the first half year as compared to the same period last year. Adjusted for timing differences the increase was 26,4%. Second quarter increase in EBITDA adjusted for timing differences was 51,9%.

International operations reduced the loss for the quarter with 50,1% to NOK 18,0m. Year to date the loss was NOK 66,0m, which is 19,4% below prior year. We continue to experience a positive trend on costs in our International operations with programs in place to consolidate country organisations and reduce overall spending levels.

Financial items

Net financial items for the first half year was a cost of NOK 195,8m. Included in this cost are non-cash based interest expenses of NOK 106,6m and unrealized foreign currency gains on senior loans of NOK 96,2m.

Cash Flow

Year to date consolidated cash flow from operating activities before interest payments of NOK 122,2m was NOK 179,4m, up NOK 81,3m or 82,8% from prior year. The improvement is driven both by EBITDA and working capital improvements.

Net change in cash and cash equivalents was influenced by final payments to Telenor for the acquisition (working capital adjustment) and for other acquisition related costs. Total impact was NOK 81,4m for the quarter. This together with interest payments led to a negative cash flow for the quarter of NOK 132,7m.

Net change in cash and cash equivalents was year to date negative NOK 36,7m, leading to a cash position at the end of the quarter at NOK 299,8m. In addition to this the company has an unused revolving credit facility of NOK 400m.

Note to pro forma adjustments

In connection with the purchase price allocation for the acquisition of Findexa AS by TPG, printed directories in progress was increased to fair value as of the purchase date to include profit for the completed portion of each directory. As a result, gross profit during the successor period will be less than during the predecessor periods until those directories have been distributed. Deferred revenue at the time of acquisition was reduced to reflect the present value of the costs to provide the related services plus a profit margin. As a result, profit during the successor period will be less than the predecessor period. In total these adjustments resulted for the first half year in a decrease in revenue of NOK 30,3m (Q2: NOK 11,0m) and an increase in operating expenses of NOK 156,7m (Q2: NOK 42,6m). The pro forma income statement reflects adjustments for the first half year of 2002 to remove the one time effects of these purchase accounting adjustments.

SEC Filing and further information

Findexa will at August 30 file its financial results together with an operating and financial review under Form 6-K with the SEC. The Form 6-K as well as this press release may be accessed at:

                            www.huginonline.no/FIND.
                             -----------------------

For further information please contact:

Erik Dahl
Chief Financial Officer
Tel: +47 22 77 11 02
Mobile: +47 970 06 560
Email: erik.dahl@findexa.no
       --------------------


   CONSOLIDATED INCOME STATMENT - PRO FORMA

    Unaudited - Norwegian GAAP                                    April - June                January - June
   (NOK million)                                               2002          2001          2002          2001

   -------------------------------------------------------  --------------------------  --------------------------

   Operating revenue                                              501,6         447,1       1 032,8         945,3
   Gain on disposal of fixed assets and operations                  0,2           0,0           0,2          10,4
   Total revenue                                                  501,8         447,1       1 033,0         955,6

   Cost of materials and printing                                  62,2          66,7         114,4         119,7
   Contribution margin                                            439,6         380,4         918,6         835,9

   Salaries and personnel costs                                   176,4         163,7         314,5         293,3
   Other operating expenses                                       156,4         175,8         288,8         331,0
   Impairment of fixed assets                                       0,0           0,0           0,0           0,0
   Total expenses                                                 332,8         339,5         603,4         624,3

   EBITDA                                                         106,8          40,9         315,2         211,6

   NORWAY

   Operating revenue                                              379,7         331,4         875,7         810,5
   Gain on disposal of fixed assets and operations                  0,0           0,0           0,0          10,3
   Total revenue                                                  379,7         331,4         875,7         820,8

   Cost of materials and printing                                  30,5          34,1          75,6          82,0
   Contribution margin                                            349,2         297,3         800,1         738,8

   Salaries and personnel costs                                   116,6         103,3         216,8         207,9
   Other operating expenses                                       107,8         116,9         202,1         237,3
   Impairment of fixed assets                                       0,0           0,0           0,0           0,0
   Total expenses                                                 224,4         220,3         418,9         445,2

   EBITDA                                                         124,8          77,0         381,2         293,6

   INTERNATIONAL

   Operating revenue:
          Western Europe                                           81,7          78,9         109,2          89,0
          Central Europe                                            7,1           8,1          11,3          11,5
          Eastern Europe                                           33,1          28,6          36,6          34,3

   Operating revenue                                              121,9         115,7         157,1         134,8
   Gain on disposal of fixed assets and operations                  0,2           0,0           0,2           0,0
   Total revenue                                                  122,1         115,7         157,3         134,8

   Cost of materials and printing                                  31,7          32,6          38,8          37,7
   Contribution margin                                             90,4          83,1         118,5          97,1

   Salaries and personnel costs                                    59,7          60,3          97,7          85,3
   Other operating expenses                                        48,6          58,9          86,8          93,7
   Impairment of fixed assets                                       0,0           0,0           0,0           0,0
   Total expenses                                                 108,4         119,2         184,5         179,1

   EBITDA                                                        (18,0)        (36,1)        (66,0)        (81,9)

   CONSOLIDATED BALANCE SHEET

   Unaudited - Norwegian GAAP                                   June 30, 2002             December 31, 2001
   (NOK million)                                               Cons.        Norway         Cons.        Norway

   -------------------------------------------------------  ------------  ------------  ------------ -------------

   ASSETS

   Intangible assets                                            5 752,4       5 003,3       5 986,1       5 186,3
   Tangible assets                                                 41,7          27,9          53,2          31,6
   Financial assets                                                46,5         609,5          44,6         563,1
   Total fixed assets                                           5 840,6       5 640,7       6 083,9       5 781,1

   Inventories and work in progress                                27,0           3,1          74,3          41,6
   Current receivables                                            746,6         590,2         663,6         434,3
   Cash and cash equivalents                                      299,8         278,7         336,5         273,5
   Total current assets                                         1 073,4         872,0       1 074,5         749,3

   Total assets                                                 6 914,0       6 512,7       7 158,4       6 530,4

   EQUITY AND LIABILITIES

   Total equity                                                   582,4         501,9         850,7         495,1

   Liabilities
   Provisions                                                     598,1         577,2         685,5         644,0
   Long-term interest-bearing liabilities                       4 865,4       4 857,2       4 828,3       4 819,4
   Total long-term liabilities                                  5 463,5       5 434,4       5 513,8       5 463,4
   Short-term interest-bearing liabilities                         65,6          50,0          75,1          75,0
   Short-term non-interest-bearing liabilities                    802,4         526,4         718,8         496,9
   Total short-term liabilities                                   868,0         576,4         793,9         571,9

   Total equity and liabilities                                 6 914,0       6 512,7       7 158,4       6 530,4

   CAPEX                                                            9,3           2,8          85,6          62,4

   FINANCING - CONSOLIDATED

   Unaudited - Norwegian GAAP                                     April - June                January - June
   (NOK million)                                               2002          2001          2002          2001

   -------------------------------------------------------  --------------------------  --------------------------

   Financial Items
   Non-Cash based interest expenses                              (53,3)                     (106,6)
   Cash based interest expenses senior loans                     (80,2)                     (163,0)
   Foreign currency income / (loss) on long term loans             50,7                        96,2
   Other financial items                                         (10,5)          10,8        (22,3)          21,7
   Net financial items                                           (93,3)          10,8       (195,8)          21,7

   Long Term Loans (End of Quarter)
   Senior Credit Agreement                                                                  2 275,0
   High Yield Bond                                                                          1 075,3
   Deferred Coupon Notes                                                                      203,9
   Shareholder Loan                                                                         1 219,0
   Total long term loans                                                                    4 773,3           0,0

   CONSOLIDATED CASH FLOW

   Unaudited - Norwegian GAAP                                     April - June                January - June
   (NOK million)                                               2002          2001          2002          2001

   -------------------------------------------------------  --------------------------  --------------------------

   Cash flow from operating activities
   Income (loss) before taxes                                   (199,5)          33,7       (383,0)         198,2
   Taxes paid                                                     (7,4)         (8,0)         (7,4)         (8,0)
   Depreciations, amortizations and impairments                   164,9          19,2         325,6          37,0
   Other Items                                                     11,2          17,3          21,2          20,4
   Cash flow from operating activities before working            (30,8)          62,1        (43,6)         247,5
   capital changes
   Working capital changes                                       (20,4)        (31,1)         100,8       (149,4)
   Net cash flow from (used in) operating activities             (51,2)          31,0          57,2          98,1

   Cash flow from investment activities
   Net cash paid on acquisitions                                 (81,4)       (114,5)        (81,4)       (119,4)
   Net purchase and proceeds from other investments               (0,7)        (28,4)         (1,6)        (41,3)
   Net cash flow from investment activities                      (82,1)       (142,9)        (83,0)       (160,7)

   Cash flow from financing activities
   Net change in loans                                              2,2           0,0         (8,6)           0,0
   Payment of group contribution (dividend to                       0,0       (481,0)           0,0       (481,0)
   shareholder)
   Net cash flow from (used in) financing activities                2,2       (481,0)         (8,6)       (481,0)

   Effect on cash and cash equivalents of changes in              (1,6)         (0,1)         (2,2)         (0,4)
   foreign exchange rates

   Net change in cash and cash equivalents                      (132,7)       (593,1)        (36,7)       (544,1)

   Cash and cash equivalents at beginning of period               432,5         702,9         336,5         653,9

   Cash and cash equivalents at period end                        299,8         109,8         299,8         109,8

   CONSOLIDATED INCOME STATEMENT - UNADJUSTED

   Unaudited - Norwegian GAAP                                     April - June                January - June
   (NOK million)                                               2002          2001          2002          2001

   -------------------------------------------------------  --------------------------  --------------------------

   Pro Forma EBITDA                                               106,8          40,9         315,2         211,6

   Adjustments:
   Total revenue                                                 (11,0)           0,0        (30,3)           0,0
   Total expenses                                                (42,6)           0,0       (156,7)           0,0

   Unadjusted EBITDA                                               53,3          40,9         128,3         211,6

   Depreciation and amortization                                  160,8          19,2         317,6          37,0

   EBIT / Operating profit (loss)                               (107,5)          21,7       (189,3)         174,7

   Income / (loss) from associated companies                        1,3           1,2           2,1           1,8
   Net financial items                                           (93,3)          10,8       (195,8)          21,7

   Income before taxes                                          (199,5)          33,7       (383,0)         198,2

   Taxes                                                           45,3        (10,8)          87,1        (63,6)
   Minority interest                                                0,8           0,2           1,8           0,2

   Net profit / (loss)                                          (153,4)          23,1       (294,0)         134,7

   OPERATIONAL DATA - NORWAY

   Unaudited - Norwegian GAAP                                     April - June                January - June
   (NOK million)                                               2002          2001          2002          2001

   -------------------------------------------------------  --------------------------  --------------------------

   Revenue by Brand
   Yellow Pages                                                   215,5         199,3         524,3         504,8
   White / Pink Pages                                              83,8          77,5         203,9         196,3
   Other                                                           96,4          70,6         182,2         153,3
   Gross operational revenue                                      395,6         347,4         910,5         854,3

   Customer credits
   Customer credits                                              (16,0)        (16,0)        (34,8)        (43,8)
   Net operational revenue                                        379,7         331,4         875,7         810,5
   Customer credits (% of gross operational revenue)              4,0 %         4,6 %         3,8 %         5,1 %

   Bad debt expense
   Bad debt expense                                                 8,3          17,7          18,3          28,9
   Bad debt (% of net operational revenue)                        2,2 %         5,3 %         2,1 %         3,6 %

                                  FINDEXA II AS
         UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS


                                            Predecessor     Successor       Predecessor        Successor
                                            -----------     ---------       -----------        ---------
                                                 Three months ended               Six months ended
                                                      June 30,                        June 30,
                                            -------------------------       ----------------------------
                                      Note       2001         2002               2001           2002
                                      ----  ------------- ------------      -------------   ------------
                                                                (in NOK thousands)

  Operating revenue..................    3     447,086       490,613             945,254      1,002,509
  Gain on disposal of fixed                  ---------     ---------           ---------     ----------
    assets and operations............                -           215              10,360            215

  Total revenue......................          447,086       490,828             955,614      1,002,724
                                             ---------     ---------           ---------     ----------

  Cost of materials and printing.....    4      66,676        62,192             119,691        114,384
  Salaries and personnel costs.......    5     163,679       173,773             293,297        307,576
  Other operating expenses...........    6     175,814       201,575             330,995        452,490
  Depreciation and amortization......           19,221       160,792              36,952        317,569
                                              ---------     ---------           ---------     ----------

  Total operating expenses...........          425,390       598,332             780,935      1,192,019
                                             ---------     ---------           ---------     ----------

  Operating profit (loss)............           21,696     (107,504)             174,679      (189,295)
                                             ---------     ---------           ---------     ----------

  Income from associated companies...            1,161         1,294               1,836          2,094
  Financial income...................    7      11,019        62,611              23,518        114,954
  Financial expenses.................    7       (176)     (155,917)             (1,835)      (310,735)
                                             ---------     ---------           ---------     ----------

  Net financial items................    7      10,843      (93,306)              21,683      (195,781)
  Income (loss) before taxes.........           33,700     (199,516)             198,198      (382,982)
  Taxes..............................    8    (10,804)        45,290            (63,622)         87,098
                                             ---------     ---------           ---------     ----------

  Net income (loss) before
    minority interests...............           22,896     (154,226)             134,576      (295,884)
  Minority interests.................              116           830                 116          1,842
                                             ---------     ---------           ---------     ----------

  Net income (loss)..................           23,012     (153,396)             134,692      (294,042)
                                             =========     =========           =========     ==========

              The accompanying unaudited notes are an integral part
                          of the financial statements.

                                  FINDEXA II AS
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS



                                                            Successor
                                                  ---------------------------
                                                   December 31,     June 30,
                                                  -------------    ----------
                                             Note     2001            2002
                                            ----- -------------    ----------
                                                        (in NOK thousands)

ASSETS
Intangible assets.............................     5,986,136        5,752,360
Tangible assets...............................        53,208           41,726
Financial assets..............................        44,562           46,512
                                                   ---------        ---------
Total fixed assets............................     6,083,906        5,840,598
                                                   ---------        ---------

Inventories and work in progress..............        74,348           26,983
Current receivables........................... 9     663,624          746,615
Cash and cash equivalents.....................       336,492          299,766
                                                   ---------        ---------
Total current assets..........................     1,074,464        1,073,364
                                                   ---------        ---------
Total assets..................................     7,158,370        6,913,962
                                                   =========        =========
EQUITY AND LIABILITIES
Equity
Shareholder's equity..........................       850,664          582,408
                                                   ---------        ---------
Total equity..................................       850,664          582,408
                                                   ---------        ---------
Liabilities
Provisions....................................       685,500          598,144
Long-term interest-bearing liabilities........ 12  4,828,348        4,865,400
                                                   ---------        ---------

Total long-term liabilities...................     5,513,848        5,463,544
                                                   ---------        ---------

Short-term interest-bearing liabilities....... 11     75,076           65,573
Short-term non-interest-bearing liabilities... 10    718,782          802,437
                                                   ---------        ---------
Total short-term liabilities..................       793,858          868,010

Total equity and liabilities..................     7,158,370        6,913,962
                                                   =========        =========

Guarantees, commitments and
  contractual obligations                      17

              The accompanying unaudited notes are an integral part
                          of the financial statements.

                                  FINDEXA II AS
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                          Predecessor     Successor     Predecessor    Successor
                                                                          ------------   -----------   ------------   -----------
                                                                             Three months ended             Six months ended
                                                                                   June 30                       June 30
                                                                          --------------------------   --------------------------
                                                                             2001            2002          2001           2002
                                                                          ----------      ----------    ----------     ----------
                                                                                              (in NOK thousands)
Cash flow from operating activities
Income before taxes.....................................................      33,700       (199,516)      198,198       (382,982)
Taxes paid..............................................................     (8,036)         (7,399)      (8,036)         (7,399)
Net gain from sale of fixed assets and operations.......................           -           (215)     (10,360)           (215)
Income from associated companies........................................     (1,161)         (1,294)      (1,836)         (2,094)
Depreciation, amortization and impairments of fixed assets..............      19,221         160,792       36,952         317,569
Amortization of debt issuance costs.....................................           -           4,130            -           8,040
Bad debt expense........................................................      18,414          12,702       32,589          23,462
Changes in accounts receivables and prepayments from customers..........    (38,574)       (107,479)     (89,510)        (91,687)
Changes in accounts payable, prepaid expenses and inventory.............    (38,565)         104,588    (116,008)         188,717
Changes in other accruals...............................................      46,029        (17,545)       56,139           3,743
                                                                          ----------      ----------    ---------      ----------
Net cash flow from operating activities.................................      31,028        (51,236)       98,128          57,154
                                                                          ----------      ----------    ---------      ----------
Cash flow from investment activities
Proceeds from sale of tangible and intangible assets....................       3,000           3,858        6,000           7,719
Purchase of tangible and intangible assets..............................    (23,174)         (4,530)     (36,813)         (9,347)
Net cash paid on acquisitions of subsidiaries and joint ventures........   (114,460)        (81,412)    (119,411)        (81,412)
Net purchase and proceeds from other investments........................     (8,270)               -     (10,520)               -
                                                                          ----------      ----------    ---------      ----------
Net cash flow from investment activities................................   (142,904)        (82,084)    (160,744)        (83,040)
                                                                          ----------      ----------    ---------      ----------
Cash flow from financing activities
Payment on long-term liabilities........................................           -               -            -        (25,000)
Proceeds of loan from related parties...................................           -           2,224            -          16,370

Payment of group contribution...........................................   (481,044)               -    (481,044)               -
                                                                          ----------      ----------    ---------      ----------
Net cash flow from financing activities.................................   (481,044)           2,224    (481,044)         (8,630)
                                                                          ----------      ----------    ---------      ----------
Effect on cash and cash equivalents of change in foreign
exchange rates..........................................................       (138)         (1,620)        (410)         (2,210)
                                                                          ----------      ----------    ---------      ----------
Net change in cash and cash equivalents.................................   (593,058)       (132,716)    (544,070)        (36,726)
                                                                          ----------      ----------    ---------      ----------
Cash and cash equivalents at the beginning of the period................     702,874         432,482      653,886         336,492
                                                                          ----------      ----------    ---------      ----------
Cash and cash equivalents at the end of the period......................     109,816         299,766      109,816         299,766
                                                                          ==========      ==========    =========      ==========


            The accompanying unaudited notes are an integral part of
                          these financial statements.

                                  FINDEXA II AS
            CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY



                                                    Nominal              Additional    Retained                Cumulative
                                     Number         Amount      Share     Paid - In    Earnings/   Minority    Translation
                                    of Shares(1)   Per Share   Capital    Capital       Losses      Interest   Adjustment    Total
                                    ------------   ---------   -------    -------       ------      --------   ----------    -----
                                                           (in NOK thousands, except per share amounts)

               Successor
------------------------------------
  Balance as of December 31, 2001...  10,582,000           1    10,582  1,037,775    (201,466)       2,280        1,493    850,664
  Net loss..........................          --          --        --         --    (294,042)          --           --   (294,042)
  Minority interest loss............          --          --        --         --           --     (1,842)           --    (1,842)
  Translation adjustments for the                                              --
  year..............................          --          --        --                      --          --       27,628     27,628
                                      ----------  ----------  --------  ---------    ---------     -------       ------    -------
  Balance as of June 30, 2002.......  10,582,000           1    10,582  1,037,775    (495,508)         438       29,121    582,408


(1) Only one class of shares. All shares have equal voting and dividend rights. There are no shares outstanding during the period presented.

                 The accompanying notes are an integral part of
                          these financial statements.

                                  FINDEXA II AS
                  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

         The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of June 30, 2002 and the consolidated statements of profit and loss, cash flow and shareholder's equity for each of the three months and the six months ended June 30, 2001 and 2002 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa's audited consolidated financial statements as of December 31, 1999, 2000 and 2001 and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to reflect a fair statement of Findexa's consolidated financial position, results of operations and cash flows for such interim periods.

         On November 16, 2001, Texas Pacific Group acquired 100% of the voting equity interests of Findexa Holding AS (formerly known as Telenor Media Holding
AS) and its subsidiaries, from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the Acquisition).

         The unaudited condensed consolidated financial statements for the three months and the six months ended June 30, 2001 are referred to herein as the financial statements of the "Predecessor", and the condensed consolidated financial statements for the three months and the six months ended June 30, 2002 are referred herein as the financial statements of the "Successor." Due to the application of purchase accounting in connection with the Acquisition resulting in incremental amortization expense, incremental interest expense and other adjustments to Successor period income statement items, the consolidated financial statements of Predecessor are not comparable to the consolidated financial statements of Successor. In the following text, "Findexa" and "the Group" refer to both Predecessor and Successor.

         The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian
GAAP). For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted. These unaudited interim financial statements should be read together with the audited financial statements and notes thereto as of and for the years ended December 31, 1999, 2000 and 2001, filed on Form F-4 on May 10, 2002.

         For the Predecessor periods presented, Findexa was wholly owned by Telenor ASA (Telenor) through its intermediate company, Findexa Holdings AS, and was included within the Telenor consolidated financial statements. As a result, the Predecessor period results may have been different than had the Group operated as an independent entity.

         The results of operations for these interim periods may not be indicative of the results for the entire year.

         The preparation of financial statements in accordance with Norwegian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

                                  FINDEXA II AS
       NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

1.       ACQUISITIONS AND DISPOSALS

         The aggregate purchase price of the acquisition by Texas Pacific Group ("TPG") was NOK 5,800 million of cash, which includes repayment of NOK 460 million owed to Telenor. The acquisition is being accounted for as a purchase. According to the purchase agreement, additional purchase price of NOK 74.3 million was paid to Telenor in the second quarter of 2002 based on final cash balances, debt balances and working capital as at September 30, 2001. In addition, an adjustment was made to recognize acquisition costs of NOK 16.8 million in the second quarter of 2002.

         The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Findexa is in the process of finalizing third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

                                        At November 16, 2001
                                       ----------------------
                                         (in NOK thousands)

Goodwill...............................             3,612,598
Intangible assets......................             2,430,391
Financial assets.......................                54,671
Tangible assets........................                49,886
Current assets.........................             1,228,857
                                       ----------------------
Total assets acquired..................             7,376,403
Long-term liabilities..................               722,041
Current liabilities....................             1,237,477
                                       ----------------------
Total liabilities assumed..............             1,959,518
                                       ----------------------
Minority interests.....................                 2,583
                                       ----------------------
Net assets acquired....................             5,414,302
                                       ======================

         After making adjustments to the purchase price allocation, the NOK 3,613 million of goodwill was assigned to Directories - Norway and International Operations segments in the amounts of NOK 2,946 million and NOK 667 million, respectively. The goodwill has a weighted-average useful life of 18 years. Of the total amount, none is expected to be deductible for tax purposes.

         In connection with the acquisition by TPG, the Group recorded accruals of NOK 10.1 million and NOK 16.7 million related to the discontinuation of the new media initiatives and Spanish operations, respectively, which represented employee termination costs of NOK 13.5 million and other costs such as lease and other cancellation costs. All of these amounts, with the exception of NOK 9.2 million, were paid out in the first quarter of 2002. The remaining accrual was reversed in the second quarter of 2002 as a reduction of goodwill.

2.       GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographic distribution of operating revenue based on company location:

                                                                    Predecessor        Successor       Predecessor      Successor
                                                                 -----------------  --------------- -----------------  -------------
                                                                        Three months ended                 Six months ended
                                                                             June 30,                         June 30,
                                                                 ---------------------------------- --------------------------------
                                                                       2001               2002            2001             2002
                                                                 ----------------  ---------------- --------------   ---------------
                                                                                        (in NOK thousands)
Norway(1).......................................................    331,406              368,696        810,497          845,417
Western Europe(2)...............................................     78,944               81,746         88,985          109,228
Central Europe(3)...............................................      8,146                7,083         11,518           11,281
Eastern Europe(4)...............................................     28,590               33,088         34,254           36,583
                                                                 ----------------  ---------------- --------------   ---------------
Total operating revenue.........................................    447,086              490,613        945,254        1,002,509
                                                                 ================  ================ ==============   ===============
Assets by geographical location of the company:

                                                                              Successor                        Successor
                                                                     --------------------------       ---------------------------
                                                                             Fixed assets                     Total assets
                                                                     --------------------------       ---------------------------
                                                                     December 31,     June 30,        December 31,       June 30,
                                                                     ------------     ---------       ------------       --------
                                                                         2001            2002             2001             2002
                                                                     -----------      ---------       ------------       --------
                                                                                          (in NOK thousands)

Norway(1).........................................................     5,591,272      5,422,868        6,395,744        6,272,604
Western Europe(2).................................................       602,000        553,219          777,367          697,504
Central Europe(3).................................................       158,668        145,850          220,225          171,450
Eastern Europe(4).................................................        69,031         69,490          128,636          136,693
Intercompany eliminations.........................................     (337,065)      (350,829)        (363,602)        (364,289)

Total assets......................................................     6,083,906      5,840,598        7,158,370        6,913,962
                                                                     ===========      =========        =========        =========

-----------

(1)  Comprises Norway.
(2)  Comprises France, Spain and Finland.
(3)  Comprises Poland and the Czech Republic.
(4)  Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

3.       BUSINESS SEGMENTS

Operating results

                                                                                                      Predecessor
                                                                                      ------------------------------------------
                                                                                           Three months ended June 30, 2001
                                                                                      ------------------------------------------
                                                                                       Norway        International        Total
                                                                                      --------      ---------------      -------
                                                                                                  (in NOK thousands)

Operating revenue...............................................................      331,406             115,680        447,086
Gain on disposal of fixed assets and operations.................................            -                   -              -

Total revenue...................................................................      331,406             115,680        447,086

Cost of materials and printing..................................................       34,112              32,564         66,676
Salaries and personnel cost.....................................................      103,346              60,333        163,679
Other operating expenses........................................................      116,930              58,884        175,814
Depreciation and amortization...................................................        7,089              12,132         19,221
                                                                                      -------             -------        -------
Total operating expenses........................................................      261,477             163,913        425,390
                                                                                      -------             -------        -------
Operating profit (loss).........................................................       69,929            (48,233)         21,696
                                                                                      =======             =======
Income from associated companies................................................        1,161                   -          1,161
EBITDA(1).......................................................................       77,018            (36,101)         40,917


                                                                                                      Predecessor
                                                                                      ------------------------------------------
                                                                                             Six months ended June 30, 2001
                                                                                      ------------------------------------------
                                                                                       Norway        International        Total
                                                                                      --------      ---------------      -------
                                                                                                  (in NOK thousands)

Operating revenue...............................................................      810,497             134,757        945,254
Gain on disposal of fixed assets and operations.................................       10,326                  34         10,360

Total revenue...................................................................      820,823             134,791        955,614

Cost of materials and printing..................................................       82,016              37,675        119,691
Salaries and personnel cost.....................................................      207,949              85,348        293,297
Other operating expenses........................................................      237,283              93,712        330,995
Depreciation and amortization...................................................       14,559              22,393         36,952
                                                                                      -------             -------        -------
Total operating expenses........................................................      541,807             239,128        780,935
                                                                                      -------           ---------        -------
Operating profit (loss).........................................................      279,016           (104,337)        174,679
                                                                                      =======           =========        =======
Income from associated companies................................................        1,836                   -          1,836
EBITDA(1).......................................................................      293,575            (81,944)        211,631


3.       BUSINESS SEGMENTS (Continued)

                                                                                                       Successor
                                                                                      ------------------------------------------
                                                                                           Three months ended June 30, 2002
                                                                                      ------------------------------------------
                                                                                       Norway        International        Total
                                                                                      --------      ---------------      -------
                                                                                                  (in NOK thousands)

Operating revenue...............................................................      368,696             121,917        490,613
Gain on disposal of fixed assets and operations.................................            -                 215            215
                                                                                      -------            --------       --------
Total revenue...................................................................      368,696             122,132        490,828
                                                                                      -------            --------       --------
Cost of materials and printing..................................................       30,467              31,725         62,192
Salaries and personnel costs....................................................      114,028              59,745        173,773
Other operating expenses........................................................      140,731              60,844        201,575
Depreciation and amortization...................................................      137,861              22,931        160,792

Total operating expenses........................................................      423,087             175,245        598,332
                                                                                      -------            --------      ---------
Operating profit (loss).........................................................      54,391)            (53,113)      (107,504)
                                                                                      =======            ========      =========
Income from associated companies................................................        1,294                   -          1,294
EBITDA(1).......................................................................       83,470            (30,182)         53,288


                                                                                                      Successor
                                                                                      ------------------------------------------
                                                                                            Six months ended June 30, 2002
                                                                                      ------------------------------------------
                                                                                       Norway        International        Total
                                                                                      --------      ---------------      -------
                                                                                                  (in NOK thousands)

Operating revenue...............................................................          845,417             157,092      1,002,509
Gain on disposal of fixed assets and operations.................................                -                 215            215
                                                                                         --------           ---------      ---------
Total revenue...................................................................          845,417             157,307      1,002,724
                                                                                         --------           ---------      ---------
Cost of materials and printing..................................................           75,591              38,793        114,384
Salaries and personnel costs....................................................          209,842              97,734        307,576
Other operating expenses........................................................          353,507              98,983        452,490
Depreciation and amortization...................................................          272,111              45,458        317,569
                                                                                         --------           ---------      ---------
Total operating expenses........................................................          911,051             280,968      1,192,019
                                                                                         --------           ---------      ---------
Operating profit (loss).........................................................         (65,634)           (123,661)      (189,295)
                                                                                         ========           =========      =========
Income from associated companies................................................            2,094                   -          2,094
EBITDA(1).......................................................................          206,477            (78,203)        128,274

-----------

(1) EBITDA is defined as operating profit before depreciation and amortization.

     3.  BUSINESS SEGMENTS (Continued)

     Reconciliation of EBITDA to profit before taxes



                                                        Predecessor            Successor           Predecessor         Successor
                                                    ------------------    ------------------    ----------------   ----------------
                                                    Three months ended    Three months ended    Six months ended   Six months ended
                                                         June 30,              June 30,             June 30,           June 30,
                                                    ------------------    ------------------    ----------------   ----------------
                                                           2001                  2002                 2001               2002
                                                    ------------------    ------------------    ----------------   ----------------
                                                                                   (in NOK thousands)
EBITDA(1)
Norway............................................       77,018                 83,470             293,575              206,477
International.....................................     (36,101)               (30,182)            (81,944)             (78,203)
                                                       --------              ---------            --------            ---------
Total reportable segments.........................       40,917                 53,288             211,631              128,274
Income from associated companies..................        1,161                  1,294              1,836                 2,094
Depreciation and amortization.....................     (19,221)              (160,792)            (36,952)            (317,569)
Net financial items (including interest expense)..       10,843               (93,306)              21,683            (195,781)
                                                       --------              ---------            --------            ---------
Total profit before taxes.........................       33,700              (199,516)             198,198            (382,982)
                                                       ========              =========            ========            =========

Balance sheet and investments


                                                                                       Successor
                                                              ---------------------------------------------------------------
                                                                                  At December 31, 2001
                                                              ---------------------------------------------------------------
                                                                                     Inter-            Inter-
                                                                   Norway           national          company            Total
                                                              --------------    --------------     --------------   --------------
                                                                                      (in NOK thousands)

Fixed assets (excl. associated companies)...............         5,760,440          825,957          (523,183)          6,063,214
Current assets..........................................           749,316          453,494          (128,346)          1,074,464
Associated companies....................................            20,692                -                  -             20,692
                                                              ------------      -----------        -----------      -------------
Total assets............................................         6,530,448        1,279,451          (651,529)          7,158,370
                                                              ============      ===========        ===========      =============

Long term liabilities, including provisions.............         5,463,428          573,603          (523,183)          5,513,848
Short-term liabilities..................................           571,912          350,292          (128,346)            793,858
                                                              ------------      -----------        -----------      -------------
Total liabilities.......................................         6,035,340          923,895          (651,529)          6,307,706
                                                              ============      ===========        ===========      =============
Capital expenditures in fixed assets ...................            62,442           23,119                  -             85,561
Investments in associated companies.....................            15,595               -                   -             15,595



3.  BUSINESS SEGMENTS (Continued)
                                                                                       Successor
                                                              ---------------------------------------------------------------
                                                                                  At June 30, 2002
                                                              ---------------------------------------------------------------
                                                                                     Inter-            Inter-
                                                                   Norway           national          company            Total
                                                              --------------    --------------     --------------   --------------
                                                                                      (in NOK thousands)

Fixed assets (excl. associated companies)...................     5,617,894          766,273          (566,355)         5,817,812
Current assets..............................................       872,047          243,277           (41,960)         1,073,364
Associated companies........................................        22,786                -                  -            22,786
                                                              ------------      -----------        -----------      ------------
Total assets................................................     6,512,727        1,009,550          (608,315)         6,913,962
                                                              ============      ===========        ===========      ============
Long term liabilities, including provisions................      5,434,398          595,501          (566,355)         5,463,544
Short-term liabilities......................................       576,384          333,586           (41,960)           868,010
                                                              ------------      -----------        -----------      ------------
Total liabilities...........................................     6,010,782          929,087          (608,315)         6,331,554
                                                              ============      ===========        ===========      ============

Capital expenditures in fixed assets........................         2,757            6,590                  -             9,347



4.       COST OF MATERIALS AND PRINTING
                                                                      Predecessor    Successor     Predecessor    Successor
                                                                      -----------    ---------     -----------    ---------
                                                                         Three months ended             Six months ended
                                                                               June 30,                     June 30,
                                                                      ------------------------     ------------------------
                                                                          2001          2002          2001           2002
                                                                      -----------    ---------     -----------    ---------
                                                                                        (in NOK thousands)
Paper...............................................................     24,189       24,672          48,544         48,643
Printing and binding................................................     32,261       30,897          58,001         56,215
Other costs of materials and printing...............................     10,226        6,623          13,146          9,526
                                                                         ------       ------         -------        -------
Total cost of materials and printing................................     66,676       62,192         119,691        114,384
                                                                         ======       ======         =======        =======

5.       SALARIES AND PERSONNEL COSTS

                                                                      Predecessor    Successor     Predecessor    Successor
                                                                      -----------    ---------     -----------    ---------
                                                                         Three months ended             Six months ended
                                                                               June 30,                     June 30,
                                                                      ------------------------     ------------------------
                                                                          2001          2002          2001           2002
                                                                      -----------    ---------     -----------    ---------
                                                                                        (in NOK thousands)

Salaries, pension costs and holiday pay.............................    126,318      139,022         228,550       248,510
Social security tax.................................................     22,670       29,434          39,005        47,878
Other personnel costs...............................................     14,691        5,317          25,742        11,188
                                                                        -------      -------         -------       -------
Total salaries and personnel costs..................................    163,679      173,773         293,297       307,576
                                                                        =======      =======         =======       =======

6.       OTHER OPERATING EXPENSES

                                                                      Predecessor    Successor     Predecessor    Successor
                                                                      -----------    ---------     -----------    ---------
                                                                         Three months ended             Six months ended
                                                                               June 30,                     June 30,
                                                                      ------------------------     ------------------------
                                                                          2001          2002          2001           2002
                                                                      -----------    ---------     -----------    ---------
                                                                                        (in NOK thousands)

Cost of premises, vehicles, office equipment, etc...................     26,751       29,929          59,667        52,840
Travel and travel allowances........................................     14,135        8,215          20,264        16,317
Marketing and advertising...........................................     29,092       20,463          42,359        39,368
Bad debt............................................................     18,414       12,702          32,589        23,462
Distribution........................................................     19,982       16,723          34,373        29,969
Management fee to Telenor...........................................      6,000            -          12,000             -
Consultancy fees and hired personnel................................     23,654       19,499          49,044        36,391
Invoicing and database information services from Telenor............      8,983        9,648          15,983        16,010
Other...............................................................     28,803       84,396          64,716       238,133
                                                                        -------      -------         -------       -------
Total other operating expenses......................................    175,814      201,575         330,995       452,490
                                                                        =======      =======         =======       =======


7.       FINANCIAL INCOME AND EXPENSES

                                                                      Predecessor    Successor     Predecessor    Successor
                                                                      -----------    ---------     -----------    ---------
                                                                         Three months ended             Six months ended
                                                                               June 30,                     June 30,
                                                                      ------------------------     ------------------------
                                                                          2001          2002          2001           2002
                                                                      -----------    ---------     -----------    ---------
                                                                                        (in NOK thousands)

Interest income.....................................................     10,973       11,098          21,816       17,758
Foreign currency gains..............................................         46       50,800             342       96,474
Other financial income..............................................          -          713           1,360          722
                                                                         ------       ------          ------      -------
Total financial income..............................................     11,019       62,611          23,518      114,954
                                                                         ------     --------          ------    ---------
Interest expense....................................................        176      138,911           1,284      279,869
Foreign currency losses.............................................          -       15,573             185       27,937
Other financial expenses............................................          -        1,433             366        2,929
                                                                         ------     --------          ------    ---------
Total financial expenses............................................        176      155,917           1,835      310,735
Net financial items.................................................     10,843     (93,306)          21,683    (195,781)
                                                                         ======     ========          ======    =========

      Foreign currency gains are primarily attributable to the change in the exchange rate for the bonds and the deferred interest notes that are denominated in Euro. The balance of the loans is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss. Foreign currency losses are primarily attributable to the losses recorded by Findexa related to its loans to the international subsidiaries.

8. TAXES

         The Norwegian statutory tax rate is 28%. Findexa's effective tax rate is, however affected negatively by losses from associated companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets and amortization of goodwill (non-deductible). Therefore the estimated effective tax rate for the year 2002, has been used to calculate our tax charge for the three months and six month ended June 30, 2002. The actual tax rate may differ from the estimated rate.

                                                                      Predecessor    Successor     Predecessor    Successor
                                                                      -----------    ---------     -----------    ---------
                                                                         Three months ended             Six months ended
                                                                               June 30,                     June 30,
                                                                      ------------------------     ------------------------
                                                                          2001          2002          2001           2002
                                                                      -----------    ---------     -----------    ---------
                                                                                        (in NOK thousands)

Profit (loss) before taxes..........................................     33,700      (199,516)       198,198      (382,982)
Income tax expense (benefit)........................................     10,804       (45,290)        63,622       (87,098)
Effective tax rate in %.............................................       32.1           22.7          32.1           22.7


9.       CURRENT RECEIVABLES

         Prepaid expenses are included in current receivables in the amount of NOK 300,734 thousand and NOK 160,762 thousand as of December 31, 2001 and June 30, 2002, respectively.


10.      SHORT-TERM NON-INTEREST BEARING LIABILITIES

         Deferred revenue is included in short-term non-interest bearing liabilities in the amount of NOK 105,774 thousand and NOK 219,614 thousand as of December 31, 2001 and June 30, 2002, respectively.


11.      SHORT-TERM INTEREST BEARING LIABILITIES

         During the first quarter of 2002, the Group received loans totalling
(euro)1.8 million (NOK 13.3 million at June 30, 2002) from Findexa III AS, our parent. The loans bear interest of NOK-NIBOR plus 0.25% (7.9 % at June 30, 2002). The loans each have one-year terms and have been classified as short-term interest bearing liabilities.

         During the second quarter of 2002, the Group received loans totalling
(euro)0.3 million (NOK 2.2 million at June 30, 2002) from our minority interest owner in Finland. The loan has a six month term and has been classified as short-term interest bearing liability.


12.      LONG-TERM INTEREST BEARING LIABILITIES

         Deferred and accrued interest of NOK 18.7 million ((euro)2.5 million) on the subordinated deferred interest notes with a principal amount of
(euro)27.5 million and accrued interest of NOK 115.3 million on the subordinated shareholder loan of NOK 1,219 million have been classified as long-term interest bearing liabilities as the interest is payable only when certain financial ratios are met which management expects to be at least one year from June 30, 2002.


13.      SALE OF DIRECTORY OPERATIONS IN SPAIN

         During the first quarter of 2002, the Group entered into an agreement to sell its assets in Telenor Media Espana SA for (euro)1 million. The sale was completed in the second quarter of 2002 and resulted in no gain or loss. The sale was part of the discontinuation of the Spanish operations.


14.      TRANSFER OF INTERNATIONAL SUBSIDIARIES

         On March 18, 2002, the board of directors approved a resolution to transfer its international subsidiaries to a separate entity, which is controlled by Findexa L.L.C., our indirect parent, but is outside of the Group.


15.      STOCK AND OPTION PLANS

         During the first quarter of 2002, Findexa LLC, the Group's indirect parent, offered certain members of Group management the opportunity to purchase up to 5% of the outstanding shares in Findexa LLC. During the second quarter of 2002, these members of management purchased 4.3% of the outstanding shares of Findexa LLC at fair market value.

         Findexa IV AS established a stock purchase plan for all employees to buy four shares of Findexa IV AS and receive a fifth share free up to an amount of NOK 6,000 of shares purchased. During the second quarter of 2002, employees purchased 6,603 shares resulting in compensation expense of NOK 675 thousand.

         During the first quarter of 2002, Findexa IV AS, an indirect parent of Findexa II AS, introduced an option plan, the Option Plan, effective in the second quarter 2002. The Option Plan has been set up to provide certain key employees of Findexa Group AS with options awards that may be exercised only if a change in control or initial public offering occurs. Compensation costs will be recorded based on the market price of the shares on the date of such event less any amounts that employees are required to pay. No compensation costs will be charged until such event occurs. Under this plan, 62,256 options were granted during the second quarter of 2002 at an exercise price of NOK 78.917 each, the fair market value.


16.      DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Strategy and Objectives

         During the normal course of business, the Group is exposed to foreign currency risk, interest rate risk and commodity price risk. These risks create volatility in earnings and cash flows from period to period. The Group makes use of derivative instruments in various strategies to eliminate or limit these risks. The objective of the Group is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by the Group are used for hedging and non-speculative purposes.

Interest Rate Derivatives

         The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk. The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans. Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense. As of June 30, 2002, the fair value of the interest rate swap and cap was NOK 11.9 million.

Foreign Currency Derivatives

         The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk. In the second quarter of 2002, the Group began to utilize foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes. Realized gains and losses on the derivatives instruments are recorded as an adjustment to interest expense. As of June 30, 2002, the fair value of the foreign currency forward agreement was NOK (7.8) million.

Valuation of Derivative Instruments

         The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Cross currency swaps are valued using either standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

Counterparty Risk from the Use of Derivative Financial Instruments

         The Group is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Group's credit risk will equal the fair value gain in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Group, thus creating a repayment risk for the Group. When the fair value of a derivative contract is negative, the Group owes the counterparty and, therefore, assumes no repayment risk.

         In order to minimize the credit risk in derivative instruments, the Group enters into transactions with high quality counterparties, which include financial institutions, that satisfy the Group's established credit approval criteria. The Group reviews the credit ratings of all derivative counterparties regularly. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Furthermore, should circumstances dictate, the Group requests that collateral be provided.


17.      CONTINGENCIES, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

         As of April 1, 2002, Findexa established appropriate insurance coverage to replace the coverage previously provided by Telenor ASA, Findexa's previous parent.


18.      SUBSEQUENT EVENTS

         As part of the discontinuation of the Spanish operations, the remaining 50% of Guias de Ciudad was purchased for Euro 721,000 in July of 2002, and Findexa subsequently sold 100% of its interest to a third party for Euro 380,000, resulting in a loss of NOK 3.5 million.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 1999, 2000 and 2001.

         The information contained in the review set forth below includes forward-looking statements that involve risk and uncertainties.

         This review is based on the unaudited historical financial statements of the predecessor, which was acquired on November 16, 2001, for the three and six months ended June 30, 2001, and the unaudited historical financial statements of the successor for the three and six months ended June 30, 2002.

Overview

         General

         We are the leading provider of classified advertising directories in Norway. We publish over 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Electronic-based directories, Talking Yellow Pages, CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

         Geographic segmentation of our business

         We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as "Directories--Norway," and our international operations as our two business segments for financial reporting purposes.

         Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries. This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories--Norway segment and that only the assets of our Directories--Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

         Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our international operations have operated at a loss in each of the years ended December 31, 1999, 2001 and 2002, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. On March 18, 2002, our board of directors approved a resolution to transfer our international subsidiaries to a separate entity, which is controlled by Findexa L.L.C., our indirect parent, but is outside our group. However, we anticipate that the operating results of our international operations will continue to have a negative impact on our consolidated financial results prior to their planned transfer.

         Critical Accounting Policies

Findexa's financial statements are prepared in accordance with acounting principles that are generally accepted in Norway. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgements including those related to revenue recognition, purchase price allocation, allowance for customer credits and bad debt and income taxes. Management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. For a detailed discussion of significant accounting policies that may involve a higher degree of judgement or complexity, refer to Findexa's Form F-4 filed on May 10, 2002.


Results of operations

         The following table summarize our results of operations for the quarter and six months ended June 30, 2001 and 2002:




                                                   Percent of   Directories      Percent of                         Percent of
                                    Consolidated    Operating      -----         Operating       International      Operating
                                       Group        Revenue       Norway           Revenue         Operations        Revenue
                                    ------------   ----------   -----------      ----------      -------------     -----------
                                       NOK                         NOK                               NOK
                                                           (in thousands, except percentages)
Three months ended June 30, 2001
Operating revenue..............      447,086         100.0%       331,406          100.0%           115,680           100.0%
Cost of materials and printing.       66,676          14.9%        34,112           10.3%            32,564            28.2%
Salaries and personnel costs...      163,679          36.6%       103,346           31.2%            60,333            52.2%
Other operating expenses.......      175,814          39.3%       116,930           35.3%            58,884            50.9%
Depreciation and amortization..       19,221           4.3%         7,089            2.1%            12,132            10.5%
Total operating expenses.......      425,390          95.1%       261,477           78.9%           163,913           141.7%
Operating profit (loss)(1).....       21,696           4.8%        69,929           21.1%           (48,233)          (41.7%)

Three months ended June 30, 2002
Operating revenue..............      490,613         100.0%       368,696          100.0%           121,917           100.0%
Cost of materials and printing.       62,192          12.7%        30,467            8.3%            31,725            26.0%
Salaries and personnel costs...      173,773          35.4%       114,028           30.9%            59,745            49.0%
Other operating expenses.......      201,575          41.1%       140,731           38.2%            60,844            49.9%
Depreciation and amortization..      160,792          32.8%       137,861           37.4%            22,931            18.8%
Total operating expenses.......      598,332         121.9%       423,087          114.7%           175,245           143.7%
Operating loss(1)..............     (107,504)        (21.9%)      (54,391)         (14.7%)          (53,113)          (43.6%)






                                                   Percent of   Directories      Percent of                         Percent of
                                    Consolidated    Operating      -----         Operating       International      Operating
                                       Group        Revenue       Norway           Revenue         Operations        Revenue
                                    ------------   ----------   -----------      ----------      -------------     -----------
                                       NOK                         NOK                               NOK
                                                           (in thousands, except percentages)
Six months ended June 30, 2001
Operating revenue..............      945,254         100.0%       810,497          100.0%           134,757           100.0%
Cost of materials and printing.      119,691          12.7%        82,016           10.1%            37,675            28.0%
Salaries and personnel costs...      293,297          31.0%       207,949           25.7%            85,348            63.3%
Other operating expenses.......      330,995          35.0%       237,283           29.3%            93,712            69.5%
Depreciation and amortization..       36,952           3.9%        14,559            1.8%            22,393            16.6%
Total operating expenses.......      780,935          82.6%       541,807           66.8%           239,128           177.5%
Operating profit (loss)(1).....      174,679          18.5%       279,016           34.4%          (104,337)          (77.4%)

Six months ended June 30, 2002
Operating revenue..............    1,002,509         100.0%       845,417          100.0%           157,092           100.0%
Cost of materials and printing.      114,384          11.4%        75,591            8.9%            38,793            24.7%
Salaries and personnel costs...      307,576          30.7%       209,842           24.8%            97,734            62.2%
Other operating expenses.......      452,490          45.1%       353,507           41.8%            98,983            63.0%
Depreciation and amortization..      317,569          31.7%       272,111           32.2%            45,458            28.9%
Total operating expenses.......    1,192,019         118.9%       911,051          107.8%           280,968           178.9%
Operating loss(1)..............     (189,295)        (18.9%)      (65,634)          (7.8%)         (123,661)          (78.7%)

--------------------------

(1)  Operating profit includes gains on disposal of fixed assets and operations.


Three months ended June 30, 2001 versus three months ended June 30, 2002

         Operating revenue

         General. Consolidated operating revenue increased 10% from NOK 447.1 million in 2001 to NOK 490.6 million in 2002 due to a 5% increase in International Operations and an 11% increase in Directories--Norway.

         Directories--Norway. Operating revenue increased from NOK 331.4 million in the second quarter of 2001 to NOK 368.7 million in the second quarter of 2002. Revenue for the second quarter of 2002 excludes 11.0 million of revenue deferred prior to the Acquisition by TPG. In connection with the purchase price allocation, the deferred revenue was eliminated and will not be recognized as revenue as it was in 2001. After adjusting for the purchase accounting adjustments, there was an increase in operating revenue of NOK 48.3 million. This increase is generated from both printed and electronic products.

         Comparing the second quarter of 2002 with the second quarter of 2001, there were differences related to the timing of distribution of certain Ditt Distrikt editions. Adjusted for these directory distribution timing differences and the effects of the purchase price allocation, the operating revenue in the second quarter of 2002 is NOK 35.9 million higher than the second quarter of 2001. The growth is equivalent to just above 10.8%.

         This growth is mainly driven by increased revenue from Gule Sider and Telefonkatalogen.

         Customer credits as a percentage of gross revenue have decreased from 4.6% in the second quarter of 2001 to 4.0% in the second quarter of 2002.

          International Operations. Operating revenue from International Operations increased NOK 6.2 million in 2002 from NOK 115.7 million in the second quarter of 2001 to NOK 121.9 million in the second quarter of 2002. The growth in International Operations revenue was principally attributable to a contribution to revenue of NOK 43.2 million from Annuaire Phone Edition Holding S.A. (APE) in France, which was acquired at the end of the second quarter of 2002. Findexa OY distributed its first printed directory in the second quarter of 2001 and recognized revenue of NOK 24.1 million versus no revenue from print directories in the second quarter of 2002 due to a change in the distribution plan. Findexa OY also generated electronic revenue of NOK 9.2 million in the second quarter of 2002 and no electronic revenue was earned in the second quarter of 2001. The Spanish operations, which have been discontinued, contributed incremental revenue of NOK 14.2 million in the second quarter of 2001 and no revenue in the second quarter of 2002.

         Gains or losses on disposal of fixed assets and operations

         We recorded a gain of NOK 0.2 million on disposal of fixed assets in the second quarter of 2002 and recorded no gains on losses in the second quarter of 2001.

         Cost of materials and printing

         General. Consolidated cost of material and printing decreased 7% from NOK 66.7 million in the second quarter of 2001 to NOK 62.2 million in the second quarter of 2002, due to a 3% decrease in International Operations, and an 11% decrease in Directories--Norway.

         Directories--Norway. Cost of materials and printing decreased from NOK
34.1 million (or 10% of operating revenue) in the second quarter of 2001 to NOK
30.5 million (or 8% of operating revenue) in the second quarter of 2002. In the second quarter of 2002 compared with the second quarter of 2001, printing costs decreased 11% from NOK 14.4 million to NOK 12.8 million and paper costs decreased 18% from NOK 15.6 million to NOK 12.8 million. The decrease in paper costs relates primarily to Yellow Pages and Telefonkatalogen (White/Pink Pages) due to more cost-effective directory layouts and our transition from purchasing yellow, pink and blue paper to purchasing white paper which we then color internally at a lower incremental cost.

         International Operations. Cost of materials and printing in International Operations decreased NOK 0.9 million (and decreased 2 percentage points as a percentage of revenue) from NOK 32.6 million (or 28% of operating revenue) in the second quarter of 2001 to NOK 31.7 million (or 26% of operating revenue) in the second quarter of 2002. The decrease in cost of materials and printing in amount and as a percentage of revenue is primarily attributable to the decrease in the number of directories distributed in the second quarter of 2002 compared to the second quarter of 2001 and increased revenue from Electronic products, which have a lower cost of sales as a percentage of revenue than print products.

         Salaries and personnel costs

         General. Consolidated salaries and personnel costs increased 6% from NOK 163.7 million in the second quarter of 2001 to NOK 173.8 million in the second quarter of 2002, reflecting a decrease of 1% in International Operations and an increase of 10% in Directories--Norway.

         Directories--Norway. Salaries and personnel costs increased from NOK
103.3 million in the second quarter of 2001 to NOK 114.0 million in the second quarter of 2002. In connection with the purchase price adjustments to eliminate the deferred revenue, the corresponding deferred costs were also eliminated. As a result, in the second quarter of 2002, NOK 2.6 million of salaries and personnel costs would have been recognized had those adjustments not been made. After adjusting for the purchase accounting adjustments and the timing differences in distribution of directories, salaries and personnel costs show an increase, measured against the second quarter of 2001, of NOK 10.5 million or 13%.

         The increase of salaries and personnel costs from 2001 to 2002 is mainly due to a higher number of employees in the beginning of 2002 compared to the beginning of 2001. This increase is caused by a shift from external consultants to employees, as New Media was integrated into the Norwegian organization.

         International Operations. Salaries and personnel costs in International Operations decreased NOK 0.6 million from NOK 60.3 million in the second quarter of 2001 to NOK 59.7 million in the second quarter of 2002. This decrease is due to the elimination of NOK 14.9 million in costs as a result of the closure of TME in the first quarter of 2002. Conversely, there was an increase of NOK 26.9 million in APE in France, which was acquired in the second quarter of 2001. The remaining decrease of NOK 12.0 million is primarily due to the fluctuations in revenue.

         Other operating expenses

         General. Consolidated other operating expenses increased 15% from NOK
175.8 million in the second quarter of 2001 to NOK 201.6 million in the second quarter of 2002 reflecting an increase of 3% in International Operations and an increase of 20% in Directories--Norway.

         Directories--Norway. Other operating expenses increased 20% from NOK
116.9 million in the second quarter of 2001 to NOK 140.7 million in the second quarter of 2002. NOK 32.9 million of the increase in other operating expenses relates to the recognition as other operating expense a portion of the purchase price adjustments of the fair market value attributed to directories in progress with respect to directories that were delivered after the Acquisition. After adjusting for the effect of purchase accounting adjustments there has been a decrease in operating expenses in the second quarter of 2002, compared with the same period in 2001, of NOK 9.1 million.

         Bad debts have decreased NOK 9.4 million in the second quarter of 2002. This decrease was mainly due to a decrease in the average age of our receivables.

         In addition, no management fees have been paid to Telenor subsequent to the Acquisition whereas NOK 6.0 million was paid to Telenor in the second quarter of 2001.

         Offsetting the decrease of other operating expenses in the second quarter of 2002, Directories--Norway incurred costs of NOK 8.1 million incurred in relation to projects focusing on benchmarking sales and back office activities.

         International Operations. Other operating expenses increased 3% in the second quarter from NOK 58.9 million in 2001 to NOK 60.8 million in 2002, and decreased as a proportion of revenue from 51% of operating revenue in 2001 to 50% of operating revenue in 2002. After adjusting for the effect of purchase accounting adjustments there has been a decrease in operating expenses in the second quarter of 2002 compared with the same period last year of NOK 10.3 million or 17%.

         Of the decrease, NOK 6.1 is attributable to the discontinuation of the Spanish operations in the first quarter of 2001. Savings of NOK 7.7 million of other operating expenses in International Overhead was due primarily to a lower number of expatriates in 2002 compared to 2001 and the use of fewer external consultants. APE, on the other hand, which was acquired in the second quarter of 2001, contributed to an increase in other operating expenses of NOK 7.6 million. A major part of the remaining difference relates to timing of directory distributions.

         Depreciation and amortization

         Depreciation and amortization increased from NOK 19.2 million in the second quarter of 2001 to NOK 160.8 million in the second quarter of 2002. NOK
149.9 million of total depreciation and amortization in the second quarter of 2002 is due to amortization of goodwill and other intangibles in relation to the Acquisition.

         Operating profit

         General. Consolidated operating profit decreased from NOK 21.7 million in 2001 to an operating loss of NOK 107.5 million in 2002, reflecting a NOK 4.9 million increase in the loss in International Operations and a NOK 123.9 million decrease in the profit of Directories--Norway.

         Directories--Norway. Operating profit (EBIT) decreased from NOK 69.9 million in the second quarter of 2001 to an operating loss of NOK 54.4 million in the second quarter of 2002 mainly due to an increase in amortization of goodwill and other intangibles in relation to the Acquisition. Taking into account the timing differences for the distribution of directories and adjusting for the effect of purchase accounting adjustments, operating profit for the second quarter of 2002 is NOK 40 million higher than for the second quarter of 2001. This increase is the result of greater operating revenues and lower costs of materials and other operating expenses.

         International Operations. Operating loss (EBIT) increased from NOK 48.2 million in the second quarter of 2001 to NOK 53.1 million in the second quarter of 2002. Adjusted for the effect of purchase accounting adjustments, EBIT increased NOK 19,4 million in the second quarter of 2002 compared to the second quarter of 2001. This increase is primarily attributable to the discontinuation of the Spanish operations and savings in International Overhead.

         Income from associated companies

         We recorded net income from associated companies of NOK 1.3 million in the second quarter of 2002 compared with NOK 1.2 million in the second quarter of 2001. The income is from DM-Huset AS, a Norwegian supplier of databases containing business and consumer addresses.

         Financial income

         Financial income increased from NOK 11.0 million in the second quarter of 2001 to NOK 62.6 million in the second quarter of 2002 due to the strengthening of the Norwegian kroner against the Euro, resulting in foreign currency gains on the EURO-denominated loans.

         Financial expenses

         Financial expenses increased from NOK 0.2 million in the second quarter of 2001 to NOK 155.9 million in the second quarter of 2002, principally due to interest charges on the Financings incurred to effect the Acquisition and foreign currency losses on intercompany loans to foreign subsidiaries which are denominated in Euro.

         Tax expenses

         Tax expenses were NOK 10.8 million in the second quarter of 2001 as compared to a tax benefit of NOK 45.3 million in the second quarter of 2002. Our effective tax rate was 32.1% in the second quarter of 2001 as compared to 22.7% in the second quarter of 2002. The difference is primarily driven by forecasted losses from our subsidiaries and joint ventures abroad in 2002 and non-deductible goodwill amortization in 2002 resulting from the Acquisition.

         Net income

         Consolidated net income decreased from NOK 23.0 million in the second quarter of 2001 to a net loss of NOK 140.1 million in the second quarter of 2002 primarily due to incremental amortization of goodwill and other intangibles as well as interest charges resulting from the Acquisition.


Six months ended June 30, 2001 versus six months ended June 30, 2002

         Operating revenue

         General. Consolidated operating revenue increased 6% from NOK 945.3 million for the first six months of 2001 to NOK 1,002.5 million for the first six months of 2002 due to a 17% increase in International Operations and an 4% increase in Directories--Norway.

         Directories--Norway. Operating revenue from Directories-Norway increased from NOK 810.5 million in the first six months of 2001 to NOK 845.4 million for the first six months of 2002. Operating revenue for the first six months of 2002 excludes 30.3 million of revenue deferred prior to the Acquisition by TPG. In connection with the purchase price allocation, the deferred revenue was eliminated and will not be recognized as revenue as it was in 2001. After adjusting operating revenue for the purchase accounting adjustments, there was an increase in operating revenue of NOK 65.2 million.

         Timing differences related to the distribution of Ditt Distrikt editions amount to NOK 15.7 million. Adjusted for these directory distribution timing differences and the effects of the purchase price allocation, operating revenue for the first six months of 2002 is NOK 49.5 million higher than the respective period in 2001. The growth is equivalent to just above 6%, and is mainly explained by the following items:

         Revenue from Gule Sider and Telefonkatalogen increased with NOK 27.1 million, both price and volume driven.

         Customer credits as a percentage of gross revenue have decreased from 5.1% in the first six months of 2001 to 3.8% in the first six months of 2002. This is mainly caused by the third time use of DSMP for directories distributed in the first six months of 2002.

          International Operations. Operating revenue from International Operations increased from NOK 134.8 million in the first six months of 2001 to NOK 157.1 million in first six months of 2002. APE in France, which was acquired in June of 2001, contributed additional revenues, in the amount of NOK 43.2 million. The Spanish operations, which have been discontinued, had a negative impact on revenue of NOK 3.4 million. The remaining variance relates mainly to timing differences on distribution.

         Gains or losses on disposal of fixed assets and operations

         We recorded NOK 10.4 million of gains on disposal of fixed assets and operations in the first six months of 2001. Gains on disposal of fixed assets and operations recorded in the first six months of 2001 included NOK 5.4 million related to the sale of the Audiotex business to Telenor ASA and NOK 4.9 million related to the disposal of Golfguiden AS to a third party. We recorded no significant gains or losses on disposal of fixed assets and operations in the first six months of 2002.

         Cost of materials and printing

         General. Consolidated cost of materials and printing deceased 4% from NOK 119.7 million for the first six months of 2001 to NOK 114.4 million for the first six months of 2002, due to a 8% decrease in Directories--Norway and an 3% increase in International Operations.

         Directories--Norway. Cost of materials and printing decreased from NOK
82.0 million (or 10% of operating revenue) in the first six months of 2001 to NOK 75.6 million (or 9% of operating revenue) in the first six months of 2002. In the first six months of 2002 compared with the first six months of 2001, printing costs decreased 14% from NOK 36.0 million to NOK 31.1 million and paper costs decreased 5% from NOK 39.8 million to NOK 37.7 million. The decrease in paper costs relates primarily to Yellow Pages and White/Pink Pages due to more cost-effective directory layouts and our transition from purchasing yellow, pink and blue paper to purchasing white paper which we then color internally at a lower incremental cost.

         International Operations. Cost of materials and printing in International Operations increased NOK 1.1 million (and decreased as a percentage of revenue) from NOK 37.7 million (or 28% of operating revenue) for the first six months of 2001 to NOK 38.8 million (or 25% of operating revenue) for the first six months of 2002. The decrease in cost of materials and printing as a percentage of revenue is primarily attributable to changes in revenue mix between printed and electronic products.

         Salaries and personnel costs

         General. Consolidated salaries and personnel costs increased from NOK
293.3 million for the first six months of 2001 to NOK 307.6 million for the first six months of 2002, due to an increase of NOK 1.9 million in Directories--Norway and an increase of NOK 12.4 million in International Operations.

         Directories--Norway. Salaries and personnel costs increased from NOK
207.9 million for the first six months of 2001 to NOK 209.8 million in the first six months of 2002. In connection with the purchase price adjustments to eliminate the deferred revenue, the corresponding deferred costs were also eliminated. As a result, in the second quarter of 2002, NOK 7.0 million of salaries and personnel costs would have been recognized had those adjustments not been made. After adjusting for the purchase accounting adjustments and timing differences in distribution of directories, salaries and personnel costs show an increase, measured against the first six months 2001, of NOK 6.1 million or 3%.

         International Operations. Salaries and personnel costs increased from NOK 85.3 million in the first six months of 2001 to NOK 97.7 million in the first six months of 2002. Approximately NOK 27.0 million of this increase was due to the salaries and personnel costs of businesses acquired in 2001 while the discontinuation of the Spanish operations contributes to a decrease in salaries and personnel costs of NOK 10.7 million. The remaining decrease of NOK 4.0 million is due to timing differences in the distribution plan.

         Other operating expenses

         General. Consolidated operating expenses increased 37% from NOK 331.0 million in the first six months of 2001 to NOK 452.5 million in the first six months of 2002 representing a 49% increase in Directories--Norway and a 6% increase in International Operations.

         Directories--Norway. Other operating expenses increased with 49% from NOK 237.3 million in the first six months of 2001 to NOK 353.5 million in the first six months of 2002. NOK 151.5 million of the increase in other operating expenses relates to the recognition as other operating expense a portion of the purchase price adjustments of the fair market value attributed to directories in progress with respect to directories that were delivered after the Acquisition. After adjusting for the effects of purchase accounting adjustments there has been a decrease in operating expenses in the first six months of 2002 compared with the same period in the year 2001, of NOK 35.3 million.

         The decrease of other operating expenses in the first six months of 2002 is mainly due to a decrease in consultancy and hired personnel due to the discontinuation of new media initiatives and an overall decrease in the use of external consultants. Offsetting the decrease of other operating expenses are incurred costs of NOK 8.1 million relating to projects focusing on benchmarking sales and back office activities.

         Bad debts have decreased NOK 10.6 million in the first six months of 2002. The decrease is due to a decrease in the average age of our receivables.

         In addition, no management fees have been paid to Telenor due to the Acquisition compared to NOK 12 million in the first six months of 2001.

         International Operations. Other operating expenses in International Operations for the first six months of 2002 increased from NOK 93.7 million in 2001 to NOK 99.0 million in 2002, but decreased as a proportion of revenue from 70% of operating revenue in 2001 to 63% of operating revenue in 2002. After adjusting for the effect of purchase accounting adjustments there has been a decrease in operating expenses in the first six months of 2002 compared with the same period last year of NOK 6.9 million.

          A decrease in other operating expenses of NOK 8.4 is a result of the discontinuation of operations in Spain which is compensated by an increase of other operating expenses of NOK 10.2 by businesses acquired in the first six months of 2001. An additional saving of NOK 4.1 million was achieved from international overhead.

         Depreciation and amortization

         Depreciation and amortization increased from NOK 37.0 million in the first six months of 2001 to NOK 317.6 million for the first six months of 2002. The increase is due to amortization of goodwill and other intangibles in relation to the Acquisition.

         Operating profit (loss)

         General. Consolidated operating profit decreased from NOK 174.7 million in the first six months of 2001 to a loss of NOK 189.3 million in the first six months of 2002, reflecting losses both from International Operations and Directories--Norway.

         Directories--Norway. Operating profit (EBIT) decreased from NOK 279.0 million in the first six months of 2001 to a loss of NOK 65.6 million in the first six months of 2002. This is mainly due to the allocation of purchase price adjustments (NOK 174.8 million) and amortization (NOK 256.0 million) of goodwill and other intangibles. After adjusting for the timing difference in the directories distributions and adjusting for the effect of purchase accounting adjustments, operating profit in the first six months of 2002 is NOK 76 million higher than the first six months of 2001. This increase is the result of greater operating revenues and lower cost of materials and other operating expenses.

         International Operations. Operating loss (EBIT) has increased from NOK
104.3 million in the first six months of 2001 to a loss of NOK 123.7 million in the first six months of 2002. Adjusted for the effect of purchase accounting adjustments and goodwill amortization in relation to the Acquisition, the operating loss in the first six months of 2002 was NOK 17.7 million lesser than the same period of 2001. The improvement in EBIT is mainly driven by the increase in revenue, the discontinuation of the loss making Spanish Operations and partly by reduction of overhead costs.

         Income from associated companies

         We recorded net income from associated companies of NOK 2.1 million for the first six months of 2002 compared with NOK 1.8 million for the first six months of 2001. The income is from DM-Huset AS, a Norwegian supplier of databases containing business and consumer addresses.

         Financial income

         Financial income increased from NOK 23.5 million for the first six months of 2001 to NOK 115.0 million for the first six months of 2002. This increase is primarily attributed to the strengthening of the Norwegian Kroner against the EURO resulting in foreign currency gains on the EURO-denominated loans.

         Financial expenses

         Financial expenses increased from NOK 1.8 million for the first six months of 2001 to NOK 310.7 million for the first six months of 2002, due to interest charges on the Financings incurred to effect the Acquisition and foreign currency losses on intercompany loans to foreign subsidiaries which are denominated in Euro.

         Tax expenses

         Tax expenses were NOK 63.6 million in the first six months of 2001 as compared to a tax benefit of NOK 87.1 million in the first six months of 2002. Our effective tax rate was 32.1% in the first six months of 2001 as compared to 22.7% in the first six months of 2002. The difference is driven by forecasted losses from our subsidiaries and joint ventures abroad in 2002 and non-deductible goodwill amortization in 2002 resulting from the Acquisition.

         Net income

         General. Consolidated net income decreased from NOK 134.7 million for the six months of 2001 to a net loss of NOK 294.0 million for the first six months of 2002 due to incremental amortization of goodwill and other intangibles as well as interest charges resulting from the Acquisition.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 30, 2002


                                        FINDEXA II AS
                                        FINDEXA I AS



                                        By: /s/ Erik Dahl
                                            ------------------------------
                                            Name: Erik Dahl
                                            Title: Chief Financial Officer